FINAL DRAFT--FOR RELEASE
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                                                  PUBLIC & INVESTOR RELATIONS
                                                  CONTACT:
                                                  Navios Maritime Holdings Inc.
                                                  Investor Relations
                                                  212-279-8820
                                                  investors@navios.com

              NAVIOS MARITIME HOLDINGS INC. ANNOUNCES NEW $649 MILLION
                     GLOBAL LOAN FACILITY WITH HSH NORDBANK

      NEW FACILITY REDUCES AVERAGE INTEREST RATE AND AMORTIZATION OF LOAN;
            EXTENDS AVERAGE TERM; PROVIDES FAVORABLE LOAN COVENANTS

          COMPANY ALSO ANNOUNCES ACCRETIVE ACQUISITION OF FOUR PANAMAX
                           VESSELS FOR $125.5 MILLION

PIRAEUS, GREECE -- (December 22, 2005) - Navios Maritime Holdings Inc ("Navios")
(NASDAQ NMS: BULK, BULKU, BULKW), a leading, vertically integrated global shipping company specializing in the dry-bulk shipping industry, today announced that it has entered into a new Global Loan Facility (the "New Facility") with
HSH Nordbank for $649 million. The New Facility provides financing for six vessels being acquired through the exercise of purchase options as well as the acquisition of four other vessels as announced today and discussed below. The
New Facility also refinances the existing loan facility with HSH Nordbank.

Ms Angeliki Frangou, the Chairman and CEO of Navios commented, "The New Facility with HSH Nordbank allows us flexibility to pursue our long-term growth strategy.
The reduced amortization and lower average interest rate will free up financial resources to permit Navios to take advantage of accretive opportunities."

The New Facility has several significant benefits to Navios, including:

     o   Reduced interest cost: The average spread over LIBOR for the New
         Facility has been reduced to 1.92% from 2.15%, and the interest spread for the vessel financing tranches is 1.50%.

     o   Reduced amortization: An aggregate of $96.2 million of principal payments under the New Facility would be deferred during the period
         2006 through 2010 as compared to the old facility. Of this deferral, approximately 80% would originally have been due in 2006 and 2007.

     o   Increased term:. The New Facility has an average term of 8.6 years as compared to the old facility which had an average term of 5.6 years.

     o   Extended repayment profile: The annual amortization for the portion of the New Facility secured by the vessels is based on a repayment profile of 15.2 years. This compares favorably against the old facility under which 83% of the amount outstanding was repaid over the first five years of the loan.

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Ms Frangou continued, "The New Facility provides Navios with a strong capital base and enhances the flexibility of Navios's balance sheet. The New Facility underscores the strength of Navios's commercial alliance with HSH Nordbank."

PURCHASE OF VESSELS

Navios today also announced that it had purchased four Panamax dry-bulk carriers from Maritime Enterprises Management S.A, a company affiliated with the Frangou family. Three of these vessels are being delivered to the Navios Fleet before the end of 2005 while the fourth vessel will be delivered in January 2006. The specification for each vessel, and the charter rate for such vessel's time charter employment, are as follows:

--------------------------------------------------------------------------------------------------------
    VESSEL          DWT        CLASS         YARD         YEAR      CHARTER RATE        ESTIMATED
                                                          BUILT                      REDELIVERY DATE
--------------------------------------------------------------------------------------------------------

   Alegria        74,466      Panamax     Tsuneishi,      2004        $25,000          October 2006
                                             Japan
--------------------------------------------------------------------------------------------------------
   Libra II       70,135      Panamax    Daewoo, Korea    1995        $25,500           March 2006
--------------------------------------------------------------------------------------------------------
   Gemini S       68,636      Panamax    Sasebo, Japan    1994        $20,000          August 2006
--------------------------------------------------------------------------------------------------------
   Felicity       73,867      Panamax      Sumitomo,      1997         $9,625           June 2007
                                             Japan
--------------------------------------------------------------------------------------------------------

The purchase price for these four vessels was $125.5 million. The purchase price was funded as follows:

     o   $13.0 million was funded from cash on Navios's balance sheet

     o   $80.3 million was funded through a drawdown on the new Global Loan
         Facility

     o   $32.2 million was funded by the issuance of approximately 5.5 million shares of Navios valued at $5.85 per share, subject to a one-year lock up value

Mr. Michael McClure, Navios's Chief Financial Officer stated, "This transaction provided us with a number of critical benefits. First, it assisted in obtaining the global loan facility on favorable terms by providing a larger physical asset base against which the bank could lend. In addition, as some of the purchase price was paid in the form of Navios shares, the acquisition provided additional equity on the balance sheet. Perhaps most importantly, the acquisition is expected to be accretive to Navios's financial performance as measured by both cash flow and net income."

 Ms. Angeliki Frangou stated, "The acquisition will allow Navios to employ familiar vessels of a type and age that are consistent with Navios's fleet profile. Maritime's willingness to accept Navios stock as part of the purchase price for the vessels reflects its faith in the dry bulk industry generally and
Navios specifically. Maritime's belief is particularly demonstrated by its acceptance of unregistered shares, subject to a one-year lock-up, at an approximately 19.9 % premium to Navios's closing price on December 21, 2005."

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In light of the nature of the transaction, the Company's disinterested directors approved the acquisition and received independent valuations of the vessels from several ship brokers and a fairness opinion from an investment banking firm.

FLEET UPDATE

As previously announced, Navios has also exercised purchase options for six of the vessels it has been operating under long term time charters. Of these six vessels, Navios has already taken delivery of one, a second is being delivered this week and the remaining four will be delivered during the first four months of 2006. Following the acquisition of the four panamaxes and delivery of the six vessels through the option exercises, Navios's fleet will consist of 33 vessels, of which 16 will be owned and the remaining 17 will be on long term charters at rates substantially below the current spot rate. Of the 17 vessels on long term charters, nine are currently in operation, eight will be delivered within the next three years and nine have purchase options.

Based on these acquisitions, the Company anticipates that its fixed employment coverage for 2006 will be approximately 62%. The expected time charter equivalent rate of the vessels with fixed employment will average approximately
$18,000 net per day.

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios Maritime Holdings, Inc. is one of the leading global brands in seaborne dry bulk shipping and is a trusted partner for industrial end users, shipowners, financial business partners, agents and brokers. Navios is committed to providing best-in-class service to both customers and business partners. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; and
Montevideo, Uruguay. Navios's stock is listed on the NASDAQ where it trades under the symbols "BULK," "BULKU," and "BULKW." Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United
States Securities and Exchange Commission.

SAFE HARBOR
------------

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

- END -

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